FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 97,694,683

Date: February 28, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Although the Chinese New Year holiday meant that overall economic activity in the country was relatively quiet for a large part of the period, the Issuer experienced less of a slowdown than expected in the level of activity on its Business Hub during the period compared to the previous period. The expected slowdown in activity on the platform was offset in part by increased demand in the oil & gas sector in the latter part of the period due to the conflict in Ukraine, which has sent global energy prices near record highs.

With the consistent increase in the level of transactions by the Issuer's clients on the China UnionPay network, along with the recent arrival on the Hub of large clients from the steel and oil & gas industries, UnionPay and the Issuer worked on a process during the period to have physical bank accounts opened at one of China's top banks on behalf of the Issuer's Business Hub clients. The real bank accounts will provide clients with an alternative to the Issuer's virtual bank accounts on the UnionPay network. The accounts are meant to accommodate larger clients with settlement needs that are not available through the virtual bank accounts. These real bank accounts will still be under the control and supervision of the Issuer and will allow it to earn the same fees as with its virtual bank accounts as part of its Business Hub offering to a different class of clientele.

On the flip side of the oil & gas sector, the Issuer was also very involved during the period on making progress on preparing to service China's clean tech industry. After launching its i3060 Clean Tech platform during the previous period and working on adapting it to fit the needs of China Energy Engineering Corporation ("CEEC"), the platform entered the UAT (user acceptance testing) phase with CEEC during the period. The UATs produced a number of "go, no-go" decisions related to the solar energy pilot project in Guangdong province for which the Issuer and CEEC have teamed up. The Issuer expects a success pilot in Guangdong to lead to an official partnership with CEEC and the expansion of their joint offering across China and eventually possibly to other markets around the world.

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In addition to the ongoing development of the ecosystem's feature set in preparation for the launch of its Canadian operations, the Issuer also began to work on business development initiatives aimed at small business associations and chambers of commerce in some of Canada's major cities. The Issuer also announced during the period that a social media campaign was in the works to invite small and medium sized business owners to pre- register to become members of the Hub. Although most of the executive and management positions related to its Canadian operations had been filled as of the date of this report, some positions in its editorial, analytics and HR departments were proving more difficult to fill. The Issuer is planning a focussed recruiting campaign in the Greater Toronto Area during the next period to help fill the vacant positions as quickly as possible.

2. Provide a general overview and discussion of the activities of management.

In addition to all the activities related to the arrival of the Issuer's first Business Hub outside of China that occupied most of the Issuer's management time during the period, management began consolidating the Issuer's fourth quarter financial results in preparation for the filing of the Issuer's year end 2021 financial statements.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

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7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees during the period as it prepares to launch its North American operations.

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	827,500	Exercise of 827,500 warrants for a consideration of $953,750	Business development and working capital
Stock Options	46,064	Incentive stock options issued to key employees. Each option allows its holder to acquire common shares of the Issuer at a price of $5.60 per share.	N/A

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15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: March 7, 2022

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer
Tenet Fintech Group Inc.	February 2022	March 7, 2022

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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